UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *



                         North Central Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   658418-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                        658418-10-8                   Page 2 of 6 Pages

--------------------------------------------------------------------------------

   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)
          First Federal Savings Bank of Iowa - Employee Stock Ownership Plan
          ------------------------------------------------------------------
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
              --------------------------------------------------------

          (b)
              --------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Citizenship or Place of Organization
               Employee Benefit Plan of Federally-chartered Savings Bank
          ---------------------------------------------------------
--------------------------------------------------------------------------------

                          5.  Sole Voting Power    0
   Number of                                    --------------------------------
   Shares                -------------------------------------------------------
   Beneficially
   Owned by               6.  Shared Voting Power   8,118
                                                  ------------------------------
   Each                  -------------------------------------------------------
   Reporting
   Person With            7.  Sole Dispositive Power   0
                                                     ---------------------------
                         -------------------------------------------------------

                          8.  Shared Dispositive Power   167,609
                                                       -------------------------
--------------------------------------------------------------------------------

   9. Aggregate Amount Beneficially Owned by Each Reporting Person   167,609
                                                                   -------------
--------------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------

  11. Percent of Class Represented by Amount in Row (9) 10.95% of 1,530,530
                                                       -------------------------
      shares of common stock outstanding as of December 31, 2004.
      --------------------------------------------------------------------------
--------------------------------------------------------------------------------

  12. Type of Reporting Person (See Instructions)   EP
                                                  ------------------------------
--------------------------------------------------------------------------------

CUSIP NO.                            658418-10-8               Page 3 of 6 Pages

--------------------------------------------------------------------------------

 Item 1(a).       Name of Issuer:
                  North Central Bancshares, Inc., an Iowa corporation



 Item 1(b).       Address of Issuer's Principal Executive Offices:
                  825 Central Avenue, Fort Dodge, Iowa 50501



 Item 2(a).       Name of Person Filing:
                  First Federal Savings Bank of Iowa
                  Employee Stock Ownership Plan and Trust
                  Trustee:  First Bankers Trust Company, N.A.


 Item 2(b).       Address of Principal Business Office or, if None, Residence:
                  2321 Koch's Lane
                  Quincy, IL 62305



 Item 2(c).       Citizenship or Place of Organization:
                  Employee Benefit Plan of a Federal Savings Bank



 Item 2(d).       Title of Class of Securities:
                  Common Stock, $.01 par value per share



 Item 2(e).       CUSIP Number:
                  658418-10-8



 Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              The person filing is an:

              (f) Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974



 Item 4.      Ownership.

              (a) Amount beneficially owned: 167,609 shares
                                             -------
              (b) Percent of class: 10.95 %
                                    -----
              (c) Number of shares as to which the person has:

                 (i) sole voting power to vote or direct the vote:  0  shares
                                                                   ---

CUSIP NO.                            658418-10-8               Page 4 of 6 Pages

--------------------------------------------------------------------------------

                 (ii) shared power to vote or to direct the vote: 8,118 shares
                                                                 -------
                 (iii) sole power to dispose or to direct the disposition of:
                        0 shares
                       ---
                 (iv) shared power to dispose or to direct the disposition of:
                       167,609 shares
                      ---------

              The reporting person is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by First Bankers Trust Company, N.A., as Plan Trustee, as of December 31, 2004. As of December 31, 2004, 159,491 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 8,118 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

 Item 5.      Ownership of Five Percent or Less of a Class.

              Not applicable.

 Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

              Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan document. No participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

CUSIP NO.                            658418-10-8               Page 5 of 6 Pages

--------------------------------------------------------------------------------

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

              Not applicable.


 Item 8.      Identification and Classification of Members of the Group.

              The Reporting Person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.


 Item 9.      Notice of Dissolution of Group.

              Not applicable.


 Item 10.     Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.                            658418-10-8               Page 6 of 6 Pages

--------------------------------------------------------------------------------

                                   Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       January 31, 2005
            ----------------


NORTH CENTRAL BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


First Bankers Trust Company, N.A., as Trustee of the North Central Bancshares, Inc. Employee Stock Ownership Plan

By:         /s/ Linda Shultz
            ----------------

Name/Title: Linda Shultz, Trust Officer
            ---------------------------


ESOP Committee of North Central Bancshares, Inc. Employee Stock Ownership Plan


By:         /s/ Melvin R. Schroeder
            -----------------------

Name/Title: Melvin R. Schroeder, Chairman
            -----------------------------


By:         /s/ Robert H. Singer, Jr.
            ------------------------

Name/Title: Robert H. Singer, Jr., Member
            -----------------------------


By:         /s/ Randall L. Minear
            ---------------------

Name/Title: Randall L. Minear, Member
            -------------------------